Exhibit 99.1

LexinFintech Holdings Ltd. Reports Fourth Quarter and Full Year 2019

Unaudited Financial Results

SHENZHEN, China, March 24, 2020 (GLOBE NEWSWIRE)/— LexinFintech Holdings Ltd. (“Lexin” or the “Company”) (NASDAQ: LX), a leading online consumption and consumer finance platform for educated young professionals in China, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2019.

Fourth Quarter and Full Year 2019 Operational Highlights:

•                      Total loan originations1 in the fourth quarter of 2019 reached RMB42.8 billion, an increase of 104% from RMB21.0 billion in the fourth quarter of 2018. Total loan originations in 2019 reached RMB126 billion, representing an increase of 90.6% from RMB66.1 billion in 2018.

•                      Total outstanding principal balance of loans1 reached RMB60.6 billion as of December 31, 2019, representing an increase of 87.0% from RMB32.4 billion as of December 31, 2018.

•                      Number of active users2 who used our loan products in 2019 reached 9.9 million, representing an increase of 101% from 4.9 million in 2018. Number of active users who used our loan products in the fourth quarter of 2019 reached 7.0 million, representing an increase of 133% from 3.0 million in the fourth quarter of 2018.

•                      Number of new active users who used our loan products in 2019 was 6.6 million, representing an increase of 192% from 2.3 million in 2018. Number of new active users who used our loan products in the fourth quarter of 2019 was 2.1 million, representing an increase of 244% from 606 thousand in the fourth quarter of 2018.

•                      The GMV3 of our e-commerce channel amounted to RMB2.4 billion, representing an increase of 40.5% from RMB1.7 billion in the fourth quarter of 2018. The GMV of our e-commerce channel in 2019 reached RMB8.1 billion, representing an increase of 38.7% from RMB5.8 billion.

•                      The weighted average tenor of loans originated on our platform in the fourth quarter of 2019 was approximately 12.0 months. The weighted average APR4 was 26.8% for the fourth quarter of 2019.

•                      Total number of registered users reached 73.3 million as of December 31, 2019, representing an increase of 96.5 % from 37.3 million as of December 31, 2018; and users with credit line reached 19.4 million as of December 31, 2019, up by 84.0% from 10.5 million as of December 31, 2018.

•                      90 day+ delinquency ratio5 was 1.56% as of December 31, 2019.

1 Originations of loans and outstanding principal balance represent the outstanding principal balance and originations of both on- and off-balance sheet loans.

2 Active users refer to, for a specified period, users who made at least one transaction during that period through our platform or through our third-party partners’ platforms using credit line granted by us.

3 GMV refers to the total value of transactions completed for products purchased on the e-commerce channel, net of returns.

4 APR is the annualized percentage rate of all-in interest costs and fees to the borrower over the net proceeds received by the borrower. Weighted average APR is weighted by loan origination amount for each loan originated in the period.

5 90 day+ delinquency ratio refers to outstanding principal balance of on- and off-balance sheet loans that were 90 to 179 calendar days past due as a percentage of the total outstanding principal balance of on- and off-balance sheet loans on our platform as of a specific date. On-balance sheet loans that were over 179 calendar days past due and charged off are not included in the delinquency rate calculation. Off-balance sheet loans that were over 179 calendar days past due are assumed charged off and not included in the delinquency rate calculation. The Company does not distinguish on the basis of the on- or off-balance sheet treatment in monitoring the credit risks of borrowers and the delinquency status of loans.

Fourth Quarter 2019 Financial Highlights:

•                      Total operating revenue reached RMB3.1 billion. Financial services income reached RMB2.0 billion, representing an increase of 51.4% from the fourth quarter of 2018. Loan facilitation and servicing fees in financial services income reached RMB1.7 billion, representing an increase of 112% from the fourth quarter of 2018.

•                      Gross profit reached RMB1.5 billion, representing an increase of 59.7% from the fourth quarter of 2018.

•                      Net income was RMB518 million, representing a decrease of 24.8% from the fourth quarter of 2018.

•                      Non-GAAP EBIT6 was RMB698 million, representing a decrease of 17.9% from the fourth quarter of 2018.

•                      Adjusted net income6 was RMB585 million, representing a decrease of 19.2% from the fourth quarter of 2018. Adjusted net income per ADS6 was RMB2.87 on a fully diluted basis.

Full Year 2019 Financial Highlights:

•                      Total operating revenue reached RMB10.6 billion. Financial services income reached RMB6.8 billion, representing an increase of 35.6% from 2018. Loan facilitation and servicing fees reached RMB5.6 billion, representing an increase of 171% from 2018.

•                      Gross profit reached RMB5.0 billion, representing an increase of 65.8% from 2018.

•                      Net income was RMB2.3 billion, representing an increase of 16.0% from 2018.

•                      Non-GAAP EBIT6 was RMB2.9 billion, representing an increase of 27.5% from 2018.

•                      Adjusted net income6 was RMB2.4 billion, representing an increase of 16.1% from 2018. Adjusted net income per ADS6 was RMB12.95 on a fully diluted basis.

6 Non-GAAP EBIT, adjusted net income, adjusted net income per ordinary share and per ADS are non-GAAP financial measures. For more information on non-GAAP financial measures, please see the section of “Use of Non-GAAP Financial Measures Statement” and the tables captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

“I am happy to announce another quarter of strong growth, driven by our consumption ecosystem which includes not only consumer finance, but also membership benefits and a point redemption system that cater to the consumption needs of young Chinese consumers,” said Mr. Jay Wenjie Xiao, Lexin’s chairman and chief executive officer.

“Our business and operations are gradually returning to normal from a short-term interruption caused by the COVID-19 outbreak in China, which negatively affected our asset quality in the first quarter of 2020. We will continue to adjust our customer acquisition and risk management strategies to cope with the situation. We are confident in the growth and prospects of the Chinese economy and the Chinese consumption market once the COVID-19 pandemic is contained. Our consumption-focused strategy, which integrates both online and offline consumption scenarios, will also enable us to further tap the young consumers’ consumption potential in the years to come,” Mr. Xiao continued.

“All metrics for our core businesses were very strong for the quarter,” said Mr. Craig Yan Zeng, Lexin’s chief financial officer. “In particular, our total loan originations reached RMB42.8 billion and our total loan balance reached RMB60.6 billion, representing an increase of 104% and 87.0% from the same period in 2018. The ongoing COVID-19 outbreak has brought many and continues to bring many challenges to our business, but we are now seeing a gradual recovery. In this difficult and challenging environment, we will through the determined efforts of our team, strive to achieve our previously stated loan origination guidance for 2020, which is contingent upon an improving operating environment in China.”

“In spite of the challenges facing many in the industry, our credit performance and credit quality continues to be stable and within our expectations, as our vintage charge-off rates7 are at approximately 3%, and our 90 day+ delinquency rate was 1.56% as of December 31, 2019,” said Mr. Ryan Huanian Liu, Lexin’s chief risk officer. “Due to the credit performance of new customers and the ongoing COVID-19 situation, we expect the vintage charge-off rates will increase over the course of the next few months, before they begin to improve in the third quarter of 2020. This is fully within our range of expectations and we fully expect our stable credit performance to continue in 2020.”

7 Vintage charge-off rate refers to, with respect to on- and off-balance sheet loans originated during a specified time period, which we refer to as a vintage, the total outstanding principal balance of the loans that are charged off during a specified period, divided by the total initial principal of the loans originated in such vintage.

Fourth Quarter 2019 Financial Results:

Operating revenue increased from RMB2.1 billion in the fourth quarter of 2018 to RMB3.1 billion in the fourth quarter of 2019. This increase in operating revenue was due to the increase in online direct sales revenue and financial services income for the quarter, driven by continuing increases in the number of active users on our platform.

Online direct sales increased by 54.9% from RMB700 million in the fourth quarter of 2018 to RMB1.1 billion in the fourth quarter of 2019. This increase was primarily due to the significant increase in the number of orders driven by several sales promotional events during the quarter and expanding the sales category.

Financial services income increased by 51.4% from RMB1.3 billion in the fourth quarter of 2018 to RMB2.0 billion in the fourth quarter of 2019. This increase was primarily contributed by the increase in the loan facilitation and servicing fees, partially offset by the decrease in interest and financial services income and other revenues.

Loan facilitation and servicing fees increased by 112% from RMB825 million in the fourth quarter of 2018 to RMB1.7 billion in the fourth quarter of 2019. This increase was primarily due to the significant increase in off-balance sheet loans originated as a result of the continuing growth of our business, with the expansion of partnerships with institutional funding partners.

Interest and financial services income and other revenues decreased by 48.1% from RMB500 million in the fourth quarter of 2018 to RMB259 million in the fourth quarter of 2019 due to a decrease of outstanding loan balance of on-balance sheet loans as a result of model adjustments made to Juzi Licai in the second quarter of 2018. Under the adjusted business model, we act as an intermediary between the borrowers and the individual investors. Based on the assessment of the accounting impact in respect of the adjusted business model, all new loans funded by individual investors on Juzi Licai under this new business model have been accounted for as off-balance sheet loans accordingly, commencing from late April 2018. Prior to that, loans funded by individual investors on Juzi Licai were accounted for as on-balance sheet loans. As a result, interest and financial services income and other revenues generated from the on-balance sheet loans funded by individual investors on Juzi Licai decreased significantly.

Cost of sales increased by 52.7% from RMB715 million in the fourth quarter of 2018 to RMB1.1 billion in the fourth quarter of 2019, which is consistent with the increase of online direct sales revenue.

Funding cost decreased by 24.3% from RMB170 million in the fourth quarter of 2018 to RMB128 million in the fourth quarter of 2019, which is consistent with the decrease of the interest and financial services income and other revenues.

Processing and servicing cost increased by 101% from RMB104 million in the fourth quarter of 2018 to RMB210 million in the fourth quarter of 2019. This increase was primarily due to an increase in fees to third-party payment platforms, an increase in credit assessment cost and an increase in salaries and personnel related costs.

Provision for credit losses of financing receivables increased by 33.7% from RMB164 million in the fourth quarter of 2018 to RMB219 million in the fourth quarter of 2019. The increase has reflected the most recent performance in relation to the Company’s on-balance sheet loans as the Company continues to expand its user base. The Company is continuing to improve its credit assessment and risk management capabilities to enhance its collection efforts while maintaining credit risks at a reasonable level.

Provision for credit losses of contract assets and service fees receivable increased by 35.0% from RMB15.5 million in the fourth quarter of 2018 to RMB20.9 million in the fourth quarter of 2019. This increase was mainly due to the significant increase in off-balance sheet loans originated as a result of the continuing growth of our business.

Gross profit increased by 59.7% from RMB925 million in the fourth quarter of 2018 to RMB1.5 billion in the fourth quarter of 2019. The significant increase in the gross profit is primarily due to the significant increase of loan facilitation and servicing fees generated from the off-balance sheet loans.

Sales and marketing expenses increased by 148% from RMB210 million in the fourth quarter of 2018 to RMB520 million in the fourth quarter of 2019. This increase was primarily due to an increase in online promotional fees and advertising costs, an increase in salaries and personnel related costs an increase in share-based compensation expenses.

Research and development expenses increased by 26.7% from RMB80.0 million in the fourth quarter of 2018 to RMB101 million in the fourth quarter of 2019. This increase was primarily due to an increase in salaries and personnel related costs and an increase in share-based compensation expenses.

General and administrative expenses increased by 53.3% from RMB78.1 million in the fourth quarter of 2018 to RMB120 million in the fourth quarter of 2019. This increase was primarily due to an increase in salaries and personnel related costs and an increase in share-based compensation expenses.

Net gain on guarantee liabilities for the fourth quarter of 2019 was RMB116 million, which resulted from releasing of liabilities through our performance of the guarantee for loans funded by certain institutional funding partners, partially offset by the loss incurred during our performance of the guarantee for loans funded by individual investors on Juzi Licai that are covered by risk safeguard scheme.

Change in fair value of financial guarantee derivatives was a loss of RMB258 million in the fourth quarter of 2019. The loss was primarily due to the re-measurement of the expected default rates of the underlying outstanding off-balance sheet loans at the balance sheet date.

Income tax expense for the fourth quarter of 2019 was RMB96.1 million, compared to income tax expense of RMB121 million in the fourth quarter of 2018. The decrease was consistent with the decrease of the taxable income from the same period of 2018.

Net income for the fourth quarter of 2019 was RMB518 million, representing a decrease of 24.8% from RMB688 million in the fourth quarter of 2018.

Adjusted net income for the fourth quarter of 2019 was RMB585 million, representing a decrease of 19.2% from RMB724 million in the fourth quarter of 2018.

Full Year 2019 Financial Results:

Operating revenue increased from RMB7.6 billion in 2018 to RMB10.6 billion in 2019. This increase in operating revenues was primarily attributable to the increase in online direct sales revenue and financial services income for the year, driven by continuing increases in the number of active users.

Online direct sales increased by 51.2% from RMB2.4 billion in 2018 to RMB3.6 billion in 2019. This increase was primarily due to the significant increase in the number of orders driven by several sales promotional events during the year.

Financial services income increased by 35.6% from RMB5.0 billion in 2018 to RMB6.8 billion in 2019. This increase was primarily contributed by increase in the loan facilitation and servicing fees, partially offset by the decrease in interest and financial services income and other revenues.

Loan facilitation and servicing fees increased by 171% from RMB2.1 billion in 2018 to RMB5.6 billion in 2019. This increase was primarily due to the significant increase in off-balance sheet loans originated as a result of the continuing growth of our business, with the expansion of partnerships with institutional funding partners.

Interest and financial services income and other revenues decreased by 60.7% from RMB2.9 billion in 2018 to RMB1.1 billion in 2019, while the balances of financing receivables decreased by 31.3% from RMB6.4 billion to RMB4.4 billion due to the decrease of on-balance sheet loans originated on our platform in 2019 as a result of the aforementioned business model adjustments to Juzi Licai in the second quarter of 2018, as well as the repayment of existing on-balance sheet loans during the year.

Funding cost decreased by 43.3% from RMB898 million in 2018 to RMB509 million in 2019, which is consistent with the decrease of the interest and financial services income and other revenues.

Processing and servicing cost increased by 98.2% from RMB324 million in 2018 to RMB642 million in 2019. This increase was primarily due to an increase in salaries and personnel related costs as we increased the headcount of processing and servicing personnel, an increase in fees to third-party payment platforms, and an increase in risk management expenses.

Provision for credit losses of financing receivables decreased by 19.8% from RMB884 million in 2018 to RMB709 million in 2019, which is consistent with the decrease in the on-balance sheet loans originated on our platform.

Provision for credit losses of contract assets and service fees receivable increased by 228% from RMB38.3 million in 2018 to RMB125 million in 2019. This increase was mainly due to the significant increase in off-balance sheet loans originated as a result of the continuing growth of our business.

Gross profit increased by 65.8% from RMB3.0 billion in 2018 to RMB5.0 billion in 2019. The significant increase in the gross profit margin is primarily due to the significant increase of loan facilitation and servicing fees due to the significant increase in off-balance sheet loans originated as a result of the continuing growth of our business.

Sales and marketing expenses increased by 161% from RMB590 million in 2018 to RMB1.5 billion in 2019. This increase was primarily due to an increase in online promotional fees and advertising costs, an increase in share-based compensation expenses, and an increase in salaries and personnel related costs.

Research and development expenses increased by 29.9% from RMB320 million in 2018 to RMB416 million in 2019. This increase was primarily due to an increase in payroll and related expenses, an increase in share-based compensation expenses, and an increase in depreciation and other general expenses.

General and administrative expenses increased by 47.3% from RMB280 million in 2018 to RMB412 million in 2019. This increase was primarily due to an increase in share-based compensation expenses and an increase in payroll expenses. In addition, we incurred an increase in professional service fees, rental and other general expenses.

Net gain on guarantee liabilities for 2019 was RMB196 million, which resulted from releasing of liabilities through our performance of the guarantee for loans funded by certain institutional funding partners, partially offset by the loss incurred during our performance of the guarantee for loans funded by individual investors on Juzi Licai that are covered by risk safeguard scheme.

Change in fair value of financial guarantee derivatives for 2019 was a loss of RMB212 million. The loss was primarily due to the re-measurement of the expected default rates of the underlying outstanding off-balance sheet loans at the balance sheet date.

Income tax expense for 2019 was RMB412 million, compared to income tax expense of RMB132 million in 2018. The increase was primarily due to the increase in the total income before income tax expense in 2019 as compared to 2018. In addition, The Company’s PRC subsidiaries completed 2017 annual tax filings with relevant tax authorities in May 2018. The tax filing result provided additional insights as to the recoverability of the deferred tax assets arising from provision for credit losses. Accordingly, a reversal of income tax expenses of RMB193 million in relation to the provision for credit losses of financing receivables as of December 31, 2017 was recorded in the second quarter of 2018.

Net income for 2019 was RMB2.3 billion, representing an increase of 16.0% from RMB2.0 billion in 2018.

Adjusted net income for 2019 was RMB2.4 billion, representing an increase of 16.1% from RMB2.1 billion in 2018.

Please click here to view our vintage curve:

http://ml.globenewswire.com/Resource/Download/f220690b-385a-4640-b87d-a732a005f87f

Recent Developments:

•                      In February 2020, Lexin announced the successful bid for a plot of land in Shenzhen’s Nanshan district for a total purchase price of RMB1.032 billion. The Company paid a security deposit of RMB206.4 million upon the successful bidding, and 50% of the total purchase price (minus the security deposit) upon the signing of the definitive agreements in March 2020. The Company expects to pay the remaining 50% of the purchase price within one year after the signing.

•                      In February 2020, Lexin appointed Mr. Jason Ming Zhao as the Company’s Chief Marketing Officer. Previously, Mr. Zhao was Lexin’s vice president in charge of the public relations and marketing teams. Prior to joining Lexin in February 2017, Mr. Zhao was responsible for public relations at Qihoo 360, and has held many notable positions and led many notable communications campaigns in China.

•                      Effective January 1, 2020, Lexin adopted the Current Expected Credit Losses (CECL) model for estimating the credit losses on certain financial assets within the scope of ASC 326, Financial Instruments - Credit Losses. The CECL model requires entities to estimate the lifetime expected credit losses on such instruments that will generally result in earlier recognition of allowances for losses. Certain guarantees within the scope of ASC 460, Guarantees will also be assessed for expected credit losses in accordance with ASC 326. The Company expects the adoption of this new standard would have a material impact to its consolidated financial statements.

Outlook

Based on Lexin’s preliminary assessment of the current market conditions, the Company expects 1st quarter loan originations to be over RMB32 billion and maintains total loan originations guidance for the fiscal year 2020 of between RMB170 billion and RMB180 billion. This is Lexin’s current and preliminary view, which is subject to changes and uncertainties. In particular, as situations surrounding the COVID-19 outbreak in China and globally continue to evolve, business visibility remains limited.

Conference Call

The Company’s management will host an earnings conference call at 7:00 AM U.S. Eastern time on March 24, 2020 (7:00 PM Beijing/Hong Kong time on March 24, 2020).

Dial-in details for the earnings conference call are as follows:

United States:	1 845 675 0437 or 1 866 519 4004

International:	65 6713 5090

Hong Kong:	800 906 601 or 852 3018 6771

China:	400 6208 038 or 800 8190 121

Participants should dial-in at least 5 minutes before the scheduled start time and use the following passcode:

Passcode:	4199024

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.lexin.com.

A replay of the conference call will be accessible approximately two hours after the conclusion of the live call until March 31, 2020, by dialing the following telephone numbers:

United States:	1 855 452 5696 or 1 646 254 3697

International:	61 2 8199 0299

Replay Access Code:	4199024

About LexinFintech Holdings Ltd.

LexinFintech Holdings Ltd. is a leading online consumption and consumer finance platform for educated young professionals in China. The Company provides a range of services including financial technology services, membership benefits, and a point redemption system through its ecommerce platform Fenqile and membership platform Le Card. The Company works with financial institutions and brands both online and offline to provide a comprehensive consumption ecosystem catering to the needs of young professionals in China. Lexin utilizes advanced technologies such as big data, cloud computing and artificial intelligence throughout the Company’s services and operations, which include risk management, loan facilitation, and the near-instantaneous matching of users’ funding requests with offers from the Company’s many funding partners.

For more information, please visit http://ir.lexin.com

To follow us on Twitter, please go to: https://twitter.com/LexinFintech.

Use of Non-GAAP Financial Measures Statement

In evaluating our business, we consider and use adjusted net income, non-GAAP EBIT, adjusted net income per ordinary share and per ADS, four non-GAAP measures, as supplemental measures to review and assess our operating performance. The presentation of the non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define adjusted net income as net income excluding share-based compensation expenses, interest expense associated with convertible notes, investment-related impairment, and investment loss/(income) and we define non-GAAP EBIT as net income excluding income tax expense, share-based compensation expenses, interest expense, net, investment-related impairment, and investment loss/(income).

We present these non-GAAP financial measures because it is used by our management to evaluate our operating performance and formulate business plans. Adjusted net income enables our management to assess our operating results without considering the impact of share-based compensation expenses, interest expense associated with convertible notes, investment-related impairment and investment loss/(income). Non-GAAP EBIT, on the other hand, enables our management to assess our operating results without considering the impact of income tax expense, share-based compensation expenses, interest expense, net, investment-related impairment, and investment loss/(income). We also believe that the use of these non-GAAP financial measures facilitate investors’ assessment of our operating performance. These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP.

These non-GAAP financial measures have limitations as an analytical tool. One of the key limitations of using adjusted net income and non-GAAP EBIT is that they do not reflect all items of income and expense that affect our operations. Share-based compensation expenses, interest expense associated with convertible notes, income tax expense, interest expense, net, investment-related impairment, and investment loss/(income) have been and may continue to be incurred in our business and are not reflected in the presentation of adjusted net income and non-GAAP EBIT. Further, these non-GAAP financial measures may differ from the non-GAAP financial information used by other companies, including peer companies, and therefore their comparability may be limited.

We compensate for these limitations by reconciling the non-GAAP financial measure to the most directly comparable U.S. GAAP financial measure, which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

Exchange Rate Information Statement

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB6.9618 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2019. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about Lexin’s beliefs and expectations, are forward-looking statements. These forward-looking statements can be identified by terminology such as “will,” expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the expectation of its collection efficiency and delinquency, business outlook and quotations from management in this announcement, contain forward-looking statements. Lexin may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Lexin’s goal and strategies; Lexin’s expansion plans; Lexin’s future business development, financial condition and results of operations; Lexin’s expectation regarding demand for, and market acceptance of, its credit and investment management products; Lexin’s expectations regarding keeping and strengthening its relationship with borrowers, institutional funding partners, merchandise suppliers and other parties it collaborates with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Lexin’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Lexin does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

LexinFintech Holdings Ltd.

IR inquiries:

Tony Hung

Tel: +86 (755) 3637-8888 ext. 6258

E-mail: IR@lexin.com

Media inquiries:

Limin Chen

Tel: +86 (755) 3637-8888 ext. 6993

E-mail: liminchen@lexin.com

SOURCE LexinFintech Holdings Ltd.

LexinFintech Holdings Ltd.

Unaudited Condensed Consolidated Balance Sheets

	As of
	December 31, 2018	December 31, 2019
(In thousands, except for share and per share data)	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	1,148,292	2,085,234	299,525
Restricted cash	1,266,536	1,813,855	260,544
Restricted time deposits	344,212	1,962,293	281,866
Short-term financing receivables, net	5,140,634	3,752,690	539,040
Accrued interest receivable	82,943	54,284	7,797
Prepaid expenses and other current assets	923,827	2,575,927	370,009
Guarantee receivables, net(1)	395,025	1,183,278	169,967
Contract assets and service fees receivable, net	946,293	2,971,976	426,898
Inventories, net	57,196	106,781	15,338
Total current assets	10,304,958	16,506,318	2,370,984
Non-current assets
Restricted cash	82,306	86,537	12,430
Restricted time deposits	—	4,350	625
Long-term financing receivables, net	1,283,036	658,798	94,630
Guarantee receivables, net(1)	116,208	281,699	40,464
Contract assets and service fees receivable, net	291,784	482,875	69,361
Property, equipment and software, net	82,420	92,553	13,294
Long-term investments	186,073	511,605	73,487
Deferred tax assets	94,598	157,138	22,571
Other assets	29,192	454,421	65,273
Total non-current assets	2,165,617	2,729,976	392,135
TOTAL ASSETS	12,470,575	19,236,294	2,763,119

LIABILITIES
Current liabilities
Accounts payable	135,848	201,837	28,992
Amounts due to related parties	14,569	40,804	5,861
Short-term borrowings	438,010	1,977,691	284,078
Short-term funding debts	4,646,041	3,755,528	539,448
Accrued interest payable	182,280	87,003	12,497
Guarantee liabilities(1)	456,276	1,726,368	247,977
Accrued expenses and other current liabilities	2,145,689	2,013,388	289,202
Total current liabilities	8,018,713	9,802,619	1,408,055
Non-current liabilities
Long-term funding debts	157,887	450,595	64,724
Deferred tax liabilities	187,183	309,646	44,478
Convertible notes	—	2,046,051	293,897
Other long-term liabilities	—	27,844	4,000
Total non-current liabilities	345,070	2,834,136	407,099
TOTAL LIABILITIES	8,363,783	12,636,755	1,815,154

SHAREHOLDERS’ EQUITY
Class A Ordinary Shares	160	170	24
Class B Ordinary Shares	66	61	9
Additional paid-in capital	2,328,716	2,519,886	361,959
Statutory reserves	200,262	352,313	50,607
Accumulated other comprehensive loss	(14,308)	(7,288)	(1,047)
Retained earnings	1,591,896	3,734,397	536,413
TOTAL SHAREHOLDERS’ EQUITY	4,106,792	6,599,539	947,965
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	12,470,575	19,236,294	2,763,119

(1)         “Guarantee receivables, net” and “Guarantee liabilities” represent relevant receivables and liabilities for the guarantees provided to off-balance sheet loans, which are in scope of ASC 460, Guarantees. In the comparative periods, only the risk safeguard scheme provided for the off-balance sheet loans funded by individual investors on Juzi Licai was in scope of ASC 460, and therefore relevant receivables and liabilities were presented as “Risk safeguard fund receivable, net” and “Risk safeguard fund payable” in the Company’s financial positions of prior periods.

LexinFintech Holdings Ltd.

Unaudited Condensed Consolidated Statements of Operations

(In thousands, except	For the Three Months Ended December 31,			For the Year Ended December 31,
for share and per share	2018	2019		2018	2019
data)	RMB	RMB	US$	RMB	RMB	US$
Operating revenue:
Online direct sales	700,254	1,084,700	155,807	2,396,680	3,623,991	520,554
Services and others	69,091	58,518	8,406	203,914	204,850	29,425
Online direct sales and services income	769,345	1,143,218	164,213	2,600,594	3,828,841	549,979
Interest and financial services income and other revenues	499,767	259,256	37,240	2,920,485	1,146,824	164,731
Loan facilitation and servicing fees	824,533	1,745,587	250,738	2,075,817	5,627,842	808,389
Financial services income	1,324,300	2,004,843	287,978	4,996,302	6,774,666	973,120
Total operating revenue	2,093,645	3,148,061	452,191	7,596,896	10,603,507	1,523,099
Operating cost:
Cost of sales	(714,988)	(1,091,666)	(156,808)	(2,440,613)	(3,624,301)	(520,598)
Funding cost	(169,596)	(128,307)	(18,430)	(898,028)	(508,829)	(73,089)
Processing and servicing cost	(104,420)	(210,124)	(30,182)	(324,005)	(642,126)	(92,236)
Provision for credit losses of financing receivables	(164,026)	(219,363)	(31,510)	(884,056)	(708,684)	(101,796)
Provision for credit losses of contract assets and service fees receivable	(15,514)	(20,940)	(3,008)	(38,254)	(125,471)	(18,023)
Total operating cost	(1,168,544)	(1,670,400)	(239,938)	(4,584,956)	(5,609,411)	(805,742)
Gross profit	925,101	1,477,661	212,253	3,011,940	4,994,096	717,357
Operating expenses:
Sales and marketing expenses	(209,835)	(520,009)	(74,695)	(589,983)	(1,538,698)	(221,020)
Research and development expenses	(79,955)	(101,342)	(14,557)	(320,165)	(415,995)	(59,754)
General and administrative expenses	(78,101)	(119,723)	(17,197)	(279,859)	(412,117)	(59,197)
Total operating expenses	(367,891)	(741,074)	(106,449)	(1,190,007)	(2,366,810)	(339,971)
Gain on guarantee liabilities, net	94,575	115,546	16,597	108,316	196,063	28,163
Interest expense, net	(4,340)	(29,476)	(4,234)	(23,059)	(39,215)	(5,633)
Investment related impairment	(10,374)	—	—	(15,215)	—	—
Investment (loss)/income	—	(1,222)	(176)	18,753	52,211	7,500
Change in fair value of financial guarantee derivatives, net	169,782	(257,777)	(37,027)	197,027	(212,256)	(30,489)
Others, net	3,011	50,345	7,232	1,773	82,422	11,839
Income before income tax expense	809,864	614,003	88,196	2,109,528	2,706,511	388,766
Income tax expense	(121,447)	(96,081)	(13,801)	(132,222)	(411,959)	(59,174)
Net income	688,417	517,922	74,395	1,977,306	2,294,552	329,592

Net income per ordinary share
Basic	1.97	1.45	0.21	5.85	6.45	0.93
Diluted	1.91	1.30	0.19	5.45	6.14	0.88

Net income per ADS
Basic	3.95	2.89	0.42	11.70	12.90	1.85
Diluted	3.82	2.60	0.37	10.90	12.29	1.76

Weighted average number of ordinary shares outstanding
Basic	348,699,326	358,312,515	358,312,515	337,883,964	355,625,970	355,625,970
Diluted	360,198,369	408,188,044	408,188,044	362,762,561	375,831,131	375,831,131

LexinFintech Holdings Ltd.

Unaudited Condensed Consolidated Statements of Comprehensive Income

	For the Three Months Ended December 31,			For the Year Ended December 31,
(In thousands, except for share and per	2018	2019		2018	2019
share data)	RMB	RMB	US$	RMB	RMB	US$
Net income	688,417	517,922	74,395	1,977,306	2,294,552	329,592
Other comprehensive income/(loss)
Foreign currency translation adjustments, net of nil tax	5,512	(6,339)	(911)	643	7,020	1,008
Total comprehensive income	693,929	511,583	73,484	1,977,949	2,301,572	330,600

LexinFintech Holdings Ltd.

Unaudited Reconciliations of GAAP and Non-GAAP Results

(In thousands, except for	For the Three Months Ended December 31,			For the Year Ended December 31,
share and per	2018	2019		2018	2019
share data)	RMB	RMB	US$	RMB	RMB	US$
Reconciliation of Adjusted Net Income to Net Income
Net income	688,417	517,922	74,395	1,977,306	2,294,552	329,592
Add: Share-based compensation expenses	25,411	53,495	7,684	122,636	177,262	25,462
Interest expense associated with convertible notes	—	12,393	1,780	—	14,261	2,048
Investment-related impairment	10,374	—	—	15,215	—	—
Investment loss/(income)	—	1,222	176	(18,753)	(52,211)	(7,500)
Adjusted net income	724,202	585,032	84,035	2,096,404	2,433,864	349,602

Adjusted net income per ordinary share
Basic	2.08	1.63	0.23	6.20	6.84	0.98
Diluted	2.01	1.43	0.21	5.78	6.48	0.93

Adjusted net income per ADS
Basic	4.15	3.27	0.47	12.41	13.69	1.97
Diluted	4.02	2.87	0.41	11.56	12.95	1.86

Weighted average number of ordinary shares outstanding
Basic	348,699,326	358,312,515	358,312,515	337,883,964	355,625,970	355,625,970
Diluted	360,198,369	408,188,044	408,188,044	362,762,561	375,831,131	375,831,131

LexinFintech Holdings Ltd.

Unaudited Reconciliations of GAAP and Non-GAAP Results

	For the Three Months Ended December 31,			For the Year Ended December 31,
	2018	2019		2018	2019
(In thousands)	RMB	RMB	US$	RMB	RMB	US$
Reconciliations of Non-GAAP EBIT to Net Income
Net income	688,417	517,922	74,395	1,977,306	2,294,552	329,592
Add: Income tax expense	121,447	96,081	13,801	132,222	411,959	59,174
Share-based compensation expenses	25,411	53,495	7,684	122,636	177,262	25,462
Interest expense, net	4,340	29,476	4,234	23,059	39,215	5,633
Investment-related impairment	10,374	—	—	15,215	—	—
Investment loss/(income)	—	1,222	176	(18,753)	(52,211)	(7,500)
Non-GAAP EBIT	849,989	698,196	100,290	2,251,685	2,870,777	412,361